Exhibit 4.1

DESCRIPTION OF SECURITIES

Under the Amended and Restated Articles of Association (the “Articles”) of On Track Innovations Ltd. (the “Company”), the Company is authorized to issue up to fifty million (50,000,000) ordinary shares, nominal value NIS 0.10 per share (the “Ordinary Shares”). As of December 31, 2019, the Company had 46,784,377 outstanding Ordinary Shares, 1,178,699 Ordinary Shares that were repurchased by the Company and are held as dormant shares, and 809,000 options to purchase additional Ordinary Shares at a weighted average exercise price of $0.93 per share. The Ordinary Shares are quoted on the OTCQX® market (“OTCQX”) under the symbol “OTIVF.”

The following is a summary of some of the terms of the Company’s Ordinary Shares, which is the Company’s only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary is not complete, and is subject to and qualified by the provisions of the Articles. The terms of the Ordinary Shares are also subject to and qualified by the applicable provisions of the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”). The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Articles or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of Ordinary Shares.

Registered Share Capital

Increasing the authorized share capital of the Company, including Ordinary Shares, must be approved by the Company’s shareholders. Because the approval of an increase in the Company’s authorized share constitutes an amendment to the Memorandum of Association of the Company, the affirmative vote of 75% of the Company's Ordinary Shares voting on the matter is required to approve such resolution.

Dividend and Liquidation Rights

The Company is permitted to declare a dividend to be paid to the holders of Ordinary Shares, but the Company has never declared a dividend and it does not anticipate any dividend declaration in the foreseeable future. Dividends may only be paid out of the Company’s profits ("the profit test"), provided that there is no reasonable concern that payment of a dividend will prevent the Company from satisfying its existing and foreseeable obligations as they become due ("the solvency test"). Profits, as defined in section 302(b) to the Companies Law, mean surplus balance or surplus accumulated during the last two years, whichever is higher. Alternatively, an Israeli court is entitled, at the Company’s request, to approve a dividend distribution, which does not meet the profit test, provided it is convinced that the solvency test is met. In the event of the Company’s liquidation, after satisfaction of liabilities to creditors, the Company’s assets will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the Company’s shareholders. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association require otherwise. The Articles provide that the Company’s board of directors may declare and pay dividends without the approval of its shareholders.

Preemptive Rights

Under the Companies Law, shareholders in public companies do not have preemptive rights unless those rights are provided pursuant to a contract. This means that the Company’s shareholders do not have the legal right to purchase shares in a new issuance before they are offered to third parties. As a result, the Company’s shareholders could experience dilution of their ownership interest if the Company decides to raise additional funds by issuing more shares and these shares are purchased by third parties. Pursuant to the share purchase agreement (the “Share Purchase Agreement”) dated December 23, 2019 by and among the Company, Jerry L. Ivy, Jr. Descendants’ Trust (“Ivy”) and certain other investors, Ivy has a right to purchase any future equity securities offered by the Company, except with respect to certain exempt issuances as set forth in the Share Purchase Agreement.

Voting, Shareholders’ Meetings and Resolutions

Holders of Ordinary Shares have, for each Ordinary Share held, one vote on all matters submitted to a vote of the Company’s shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future by the Company’s shareholders. The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent together at least one third of the Company’s issued and outstanding Ordinary Shares or, as long as the Company is quoted on OTCQX, such higher percentage as OTCQX may impose on quoted companies from time to time so long as such higher percentage is in effect. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place. If a quorum is not present within half an hour following the time appointed for the reconvened meeting, any two shareholders then present, in person or by proxy, shall constitute a quorum.

Under the Companies Law, unless otherwise provided in the Articles or by applicable law, shareholders’ resolutions require the approval of holders of a simple majority of our ordinary shares voting, in person or by proxy on the matter.  A shareholders’ resolution to amend the Articles requires the approval of a simple majority of the Company’s shareholders present in person or by proxy.

Under the Companies Law, a shareholder has certain duties of good faith and fairness towards the Company.

Election of Directors

The Ordinary Shares do not have cumulative voting rights for the election of directors.  Rather, under the Articles the Company’s directors (other than external directors) are elected at a shareholders meeting by a simple majority of Ordinary Shares for a term of service ending upon the next general meeting following three years from their election.  External directors are elected by a simple majority of Ordinary Shares, which majority includes at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the matter (excluding a personal interest unrelated to the relationship with a controlling shareholder) voted at the meeting, or the total number of shares held by such non-controlling shareholders who do not have a personal interest voted against the election of the external director does not exceed two percent of the aggregate voting rights in the Company. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of the Company’s directors whose positions are being filled at that meeting, subject to the additional approval requirements for external directors.

Modification of Class Rights

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended, following a decision by the Company’s board of directors, by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Transfer of Shares and Notices

Fully paid Ordinary Shares are issued in registered form and may be freely transferred under the Articles unless the transfer is restricted or prohibited by Israeli law, U.S. securities laws or the rules of a stock exchange on which the shares are traded.  Under the Companies Law and applicable regulations, unless otherwise provided in the Articles or by applicable law, shareholders of record are entitled to receive at least 35 or 21 days' prior notice of meetings of shareholders, based on the matters that are on the agenda.

Anti-Takeover Provisions under Israeli Law

Tender Offer.  A person wishing to acquire shares of a publicly traded Israeli company and who would, as a result, hold over 90% of the company’s issued and outstanding share capital or voting rights is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.  A person wishing to acquire shares of a public Israeli company and who could, as a result, hold over 90% of the issued and outstanding share capital or voting rights of a certain class of shares is required by the Companies Law to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who refuse to sell their shares hold less than 5% of the issued share capital and voting rights of the company or of the applicable class, all of the shares held by such shareholders that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer would hold at least 98% of all of the company's outstanding shares and voting rights (or shares and voting rights of the relevant class)).  However, the shareholders may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition.  Even shareholders who indicated their acceptance of the tender offer may so petition the court, unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital or voting rights of the company or the applicable class, the acquirer may not acquire additional shares or voting rights of the applicable class from shareholders who accepted the tender offer, if following such acquisition the acquirer would then own over 90% of the issued and outstanding share capital or voting rights of the company or the applicable class.

The Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or greater of the voting rights in the company.  This rule does not apply if there is already another holder of 25% or greater of the voting rights in the company.  As of the date hereof, the Company is not aware of any single shareholder which holds 25% or more of the voting rights in the Company.  However, pursuant to the terms of the Share Purchase Agreement, if the Subsequent Closing (as defined under the Share Purchase Agreement) is consummated, subject to, among other things, the approval of the Company’s shareholders, Ivy will hold more than 25% of the voting rights in the Company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other holder of more than 45% of the voting rights in the company. The special tender offer must be extended to all shareholders, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days' prior notice. The Articles provide that merger transactions may be approved by a simple majority of the shares present, in person or by proxy, at a general meeting of the Company’s shareholders. Under the Companies Law, in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or holding at least 25% of the means of appointing directors of the other party to the merger, or anyone acting on their behalf, including their relatives or companies controlled by them, are excluded from the vote. If a majority of shareholders of one of the parties do not approve the transaction because the votes of certain shareholders are excluded from the vote, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the approval of the companies’ shareholders and at least 50 days have passed from the time that the proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

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